MANAGEMENT INFORMATION CIRCULAR

As at May 29, 2014
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canarc Resource Corp. (“CCM” or the “Company”), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:	The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:
(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or
(b)	in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of CCM at nominal cost. The cost of this solicitation will be borne by CCM.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of CCM (the “Management Proxyholders”).

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of CCM’s management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

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(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR
(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C., V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Corporate Trust Department, or to the registered office of CCM, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of CCM knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of CCM are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to CCM are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to CCM are referred to as “OBOs”.

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In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, CCM has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly -to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them. OBO’s will not receive the meeting materials unless their intermediary assumes the costs of delivery.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by CCM or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

CCM is authorized to issue an unlimited number of Common Shares without par value (the “Common Shares”), of which 152,436,305 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of CCM fixed May 22, 2014 as the record date for the determination of the shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of CCM, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of CCM.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon:

(a)	any director or executive officer of CCM at any time since the commencement of CCM’s last completed financial year; and
(b)	any associate or affiliate of any of the foregoing persons.

Appointment And Remuneration Of Auditor

The management of the Company will recommend to the Meeting to appoint Smythe Ratcliffe LLP, Chartered Accountants, of 700 – 355 Burrard Street, Vancouver, British Columbia, V6C 2G8 as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

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Smythe Ratcliffe LLP was first appointed auditor of the Company on November 20, 2008.

Election of Directors

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year. The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by vote of security holder, principal occupation, business or employment during the past five years(2)	Term of service as a director of the Company and Proposed Expiry Date(1) and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Bradford J. Cooke British Columbia, Canada	Chairman and Director of Canarc (since January 22, 2987); Chief Executive Officer (from January 22, 1987 to January 13, 2014); Chief Executive Officer and Director of Endeavour Silver Corp. (since July 25, 2002)	Chairman and Director, since Jan. 22, 1987; President from Jan. 22, 1987 – Jan. 1, 2006;	4,922,480
Bruce Bried(4) (6) British Columbia, Canada	Director	Director, since June 1, 2008; President, from Feb. 15, 2007 – June 1, 2008	1,080,426
Leonard Harris(4) (5) (6) Colorado, U.S.A.	Retired, former President and General Manager of Newmont Peru Ltd.	Director, since June 5, 2001	1,276,000
Martin Burian(4) British Columbia, Canada	Chief Financial Officer of Cap-Ex Iron Ore Ltd., since July 11, 2013; Director and Chief Financial Officer of Tinkerine Studio Ltd., since Feb. 2014; Director of Alberta Star Development Corp., since June 14, 2013; Managing Director of Investment Banking for Haywood Securities Inc. (“Haywood”), from Nov. 2010 to May 2013; President, (Haywood), from July 2009 to Oct. 2010 and Vice-President Corporate Finance of Bolder Investment Partners, from July 2005 to July 2009)	Director since November 1, 2013	0

(1)	The term of office of the directors will expire at the Company’s next Annual General Meeting.
(2)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(3)	Securities beneficially owned by directors is based on information furnished to the Company by the nominees.
(4)	Member of Audit Committee.
(5)	Member of Compensation Committee.
(6)	Member of Nomination Committee.

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Statement Of Executive Compensation

For the purposes of this Information Circular:

(a)	"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(b)	"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(c)	"Named Executive Officers" or “NEOs” means the following individuals:
(i)	each CEO;
(ii)	each CFO;
(iii)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

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(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2012.

COMPENSATION DISCUSSION AND ANALYSIS

During the financial year ended December 31, 2012, the Company established a Compensation Committee comprised of independent directors Leonard Harris and William Price. William Price retired as a director of the Company, effective June 25, 2013. The Compensation Committee is now comprised of independent directors Martin Burian and Bruce Bried. The Board of directors is responsible for establishing and monitoring the Company’s long range plans and programs for attracting, retaining, developing and motivating employees. The Board reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment including succession planning and matters of compensation. The Company originally adopted an incentive stock option plan in June 1993 and has most recently revised its incentive stock option plan in June 2013 in order to keep the incentive stock option plan current. There was no increase sought to the number of shares subject to option pursuant to the Company’s incentive stock option plan.

The Company’s compensation policies and programs are designed to be competitive with similar mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business. The significant objectives, elements and formula for compensation to be awarded to, earned by, paid to, or payable to NEOs for the year ended December 31, 2013, were to:

(i)     Attract and retain experienced and talented executive officers;

(ii)   Inspire excellence in the performance of executive officers; and

(iii) Align shareholder and executive officer interests.

The compensation program is designed to reward performance of the NEO of the duties and responsibilities of the particular position/ attainment of the goals set for the NEO in conjunction with the strategic plan of the issuer/ extraordinary performance beyond the goals set for the NEO.

The significant elements of compensation awarded to the NEOs are cash salary, stock options and/or annual bonuses.

Cash Salary:

The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Company. The salary to be paid to a particular NEO is determined by publications of mining industry surveys and/or other available information from the mining and exploration industry. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities. The payment of such salary may impact on other elements of the compensation package to a particular NEO.

The Compensation Committee reviews the compensation of senior officers and management, and provides recommendations to the Board of Directors for discussion and approvals, without any formal objectives, criteria and analysis.

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Annual bonus: stock options, etc:

The CEO reviews any proposed bonuses and stock option grants with the President, which are then submitted to the Board of Directors for review and approval. Annual bonus, if any, and stock options are not based on objective and formal measures, such as share price and E/P ratios.

Following the year ended December 31, 2013, the Company did not take any action or make any decisions or policies that could affect a reasonable person’s understanding of any NEO’s compensation for the most recently completed financial year, except as disclosed in this document.

Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange S&P/TSX Composite Total Return Index Value for the period commencing December 31, 2008 and ending December 31, 2013.

Chart 1 Comparison of Total Shareholder Return on Common Shares

of the Company and the Toronto Stock Exchange Indice

(based on Canadian Funds)

The graphs assume that the initial value of the investment on the stock exchange in the Company’s common shares and in the indice was $100 on the initial date.

Option Based Awards

As stated elsewhere herein, the Company has in place an Employee Incentive Stock Option Plan (the “Plan”). The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Board. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than ten (10) years after the issuance of such option. Previous grants of option-based awards are taken into account when considering new grants of options. Subject to the requirements of the policies of the TSX (the “Exchange”) and the prior receipt of any necessary regulatory approval, the Board may, in its absolute discretion, amend or modify the Plan or any outstanding option granted under the Plan, as to the provisions set out in the Plan. Management intends to seek shareholder and TSX approval to amend the Company’s Plan at the upcoming Annual General Meeting.

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The process by which the Board grants option-based awards to executive officers is:

•         Options are generally granted to corporate executives in the first half of each year as part of the annual compensation review. Any special compensation is typically granted in the form of options. Options may be granted at other times of the year to individuals commencing employment with the Company. The price per share at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the TSX (the “Exchange”) during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the hi/low average trading price on the Exchange for the Shares for the five trading days immediately preceding the date on which the Option is granted.

•         The Board approves base salaries, annual cash incentives and stock options at the same time to facilitate consideration of target direct compensation to executive officers. Options may be granted at other times of the year to individuals commencing employment with the Company.

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s most recently completed financial year of December 31, 2013 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary(1) ($)	Share-based awards ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual incentive plans(3)	Long-term incentive plans(4)
Bradford J. Cooke(8), Former CEO, Director and Chairman	2013 2012 2011	$18,511 $35,290 $35,843	Nil Nil Nil	$31,639 $3,860 $40,466	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$8,000 $8,000 $8,000	$58,150 $47,150 $84,309
Philip Yee, CFO and Vice-President, Finance	2013 2012 2011	$90,877 $124,709 $91,339	Nil Nil Nil	$18,984 Nil $25,316	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$109,861 (11) $124,709 $116,655
Garry D. Biles President and COO	2013 2012 2011	$201,095 $210,953 $199,480	Nil Nil Nil	$25,311 $3,860 $30,186	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$226,406 (11) $214,813 $229,666
James Moors(9) Former Vice-President, Exploration	2013 2012 2011	$40,117 $130,241 $103,734	Nil Nil Nil	$6,328 Nil $22,030	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$46,445 (11) $130,241 $125,764
Gregg Wilson(10) Former Vice-President, Investor Relations	2013 2012 2011	$90,178 $90,391 $36,958	Nil Nil Nil	$6,328 Nil $18,533	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$96,506 $90,391 $55,491

Notes:

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered. Includes directors’ fee, as applicable.
(2)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.
(3)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended December 31, 2013.
(4)	N/A.
(5)	N/A.
(6)	These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2012 and include directors fees, as applicable, and annual bonuses for prior year’s performance.
(7)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each NEO and executive officer.
(8)	Bradford Cooke resigned as Chief Executive Officer, effective January 13, 2014 but remains Chairman and a Director.
(9)	James Moors retired as Vice-President of Exploration, effective January 31, 2014.
(10)	Gregg Wilson retired as Vice-President (Investor Relations) effective April 30, 2014.
(11)	Salaries of $129,076, $18,002 and $88,710 have been accrued for the President/COO, Vice-President (Exploration) and CFO, respectively.

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INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

An Incentive Stock Option Plan was created by the Company in June 1993 and periodically revised since then, with the most recent revision in June 2013 in order to keep the Company’s Incentive Stock Option Plan current. Employees of the Company are eligible for stock options and share appreciation rights (SAR’s) at the sole discretion of the Board of Directors.

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2013, for each NEO:

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	Option-based Awards (1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Bradford J. Cooke (4)	300,000 500,000 350,000 250,000 500,000	$0.11 $0.10 $0.135 $0.145 $0.08	Jul. 15/14 Sept. 8/15 Jul. 6/16 Jun. 18/17 Jun. 26/18	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Philip Yee	200,000 300,000 225,000 200,000 300,000	$0.11 $0.10 $0.135 $0.145 $0.08	Jul. 15/14 Sept. 8/15 Jul. 6/16 Jun. 18/17 Jun. 26/18	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Garry Biles	200,000 350,000 275,000 225,000 400,000	$0.11 $0.10 $0.135 $0.145 $0.08	Jul. 15/14 Sept. 8/15 Jul. 6/16 Jun. 18/17 Jun. 26/18	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
James Moors (2)	200,000 250,000 200,000 175,000 100,000	$0.11 $0.10 $0.135 $0.145 $0.08	Jul. 15/14 Sept. 8/15 Jul. 6/16 Jun. 18/17 Jun. 26/18	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Gregg Wilson (3)	150,000 200,000 175,000 100,000	$0.11 $0.10 $0.135 $0.08	Jul. 15/14 Sept. 8/15 Jul. 6/16 Jun. 26/18	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Catalin Chiloflischi (5)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.
(2)	Mr. James Moors retired as Vice-President of Exploration effective January 31, 2014.

(3) Mr. Gregg Wilson retired as Vice-President of Investor Relations effective April 30, 2014.

(4)	Mr. Bradford Cooke resigned as Chief Executive Officer effective January 13, 2014 but remains Chairman and Director.

(5) Mr. Catalin Chiloflischi was appointed Chief Executive Officer effective January 13, 2014.

Employment Agreements

Messrs. Garry Biles, James Moors, Philip Yee and Gregg Wilson have entered into employment agreements with the Company. Particulars of their Employment Agreements are set out herein under the heading “Termination and Change of Control Benefits”.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan awards (value vested or earned) during the year ended December 31, 2013, for each NEO:

Name	Option-based awards (1) ($)		Share-based awards		Non-equity incentive plan compensation – Value earned during the year ($)
	No. of Securities Underlying Options Vested	Value vested during the year	No. of Shares or Units of Shares Vested	Value vested during the year(2) ($)
Bradford J. Cooke	340,000	$350	N/A	N/A	Nil
Philip Yee	210,000	$225	N/A	N/A	Nil
Garry Biles	270,000	$275	N/A	N/A	Nil
James Moors	120,000	$200	N/A	N/A	Nil
Gregg Wilson	110,000	$175	N/A	N/A	Nil
(1)	Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date
(2)	Aggregate dollar value realized upon vesting of share-based awards

PENSION PLAN BENEFITS

The Company has no pension plans for its directors, officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Bradford J. Cooke, an NEO, is a party to a verbal agreement with the Company whereby he is reimbursed for time spent. There are no specific terms relating to severance or notice beyond what may be provided by statute or common law. During the financial year ended December 31, 2013, the Company incurred salary of $18,511 and directors fees of $8,000 for Bradford Cooke.

The Company has employment agreements which include change of control provisions with each of Garry Biles, James Moors, Philip Yee and Gregg Wilson, which agreements have been approved by the board of directors. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2013, the total cost to the Company of related payment to the NEOs is estimated at CAD$2.06 million. Estimated payments to individual NEOs are described below assuming mentioned events have occurred on December 31, 2013.

Garry Biles, President and COO

Garry Biles initially entered into an agreement dated effective January 23, 2007 (the “Prior Agreement”) whereby the parties entered into a Consulting Agreement to provide the Company with the services of Garry Biles as V-P, Mining and General Manager, New Polaris in consideration and upon the terms set out in the Prior Agreement, as amended June 1, 2011. Effective January 1, 2012, the parties entered into an Executive Employment Agreement (the “Biles Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Biles’ appointment as the President and COO of the Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Caza Gold Corp., Aztec Metals Corp., or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities. The Biles Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Biles Contract also contains confidentiality provisions of indefinite application. The Biles Contract provides that, upon termination without cause, Mr. Biles is entitled to receive approximately CAD$200,000 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days. The Biles Contract provides that upon voluntary resignation, Mr. Biles is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board of Directors. In the event of a resignation or termination within 6 months of a change in control, Mr. Biles is entitled to receive approximately CAD$400,000 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Biles within the 12 month period prior to the time of termination The Biles Contract also contains non-competition and non-solicitation clauses effective during the term of employment.

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James Moors, Vice-President, Exploration

James Moors initially entered into an agreement dated effective June 1, 2011 (the “Prior Agreement”) whereby the parties entered into a Consulting Agreement to provide the Company with the services of James Moors as Vice-President, Exploration in consideration and upon the terms set out in the Prior Agreement. Effective January 1, 2012, the parties entered into an Executive Employment Agreement (the “Moors Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Moors’ appointment as the Vice-President of Exploration of the Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Caza Gold Corp., Aztec Metals Corp., or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities. The Moors Contract was for an initial one year period, with automatic renewal on its anniversary date for additional one year terms and contained provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Moors Contract also contained confidentiality provisions of indefinite application. The Moors Contract provided that Mr. Moors’ base remuneration was CAD$120,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of the Canarc. On January 31, 2014, Canarc and Mr. Moors entered into a settlement Agreement and General Release whereby Mr. Moors received a final settlement and severance of CAD$60,000 payable over a 12 month period ending January 31, 2015 upon his retirement as Vice-President of Exploration for Canarc.

Philip Yee, CFO, Vice-President, Finance

Philip Yee initially had an unwritten employment services arrangement (the “Prior Agreement”) whereby Philip Yee provided the Company with the services of Philip Yee as Chief Financial Officer of the Company, all in consideration and upon the terms as agreed to. Effective January 1, 2012, the parties entered into an Executive Employment Agreement (the “Yee Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Yee’s appointment as the Chief Financial Officer and Vice-President, Finance of the Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Caza Gold Corp., Aztec Metals Corp., or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities. The Yee Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Yee Contract also contains confidentiality provisions of indefinite application. The Yee Contract provides that, upon termination without cause, Mr. Yee is entitled to receive approximately CAD$193,500 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days. The Yee Contract provides that upon voluntary resignation, Mr. Yee is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board of Directors. In the event of a resignation or termination within 6 months of a change in control, Mr. Yee is entitled to receive approximately CAD$387,000 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Yee within the 12 month period prior to the time of termination. The Yee Contract also contains non-competition and non-solicitation clauses effective during the term of employment.

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Gregg Wilson, Vice-President, Investor Relations

Gregg Wilson initially had an unwritten employment services arrangement (the “Prior Agreement”) whereby Gregg Wilson provided the Company with the services of Gregg Wilson supporting the investor relations of the Company, all in consideration and upon the terms as agreed to. Effective January 1, 2012, the parties entered into an Executive Employment Agreement (the “Wilson Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Wilson’s appointment as Vice-President, Investor Relations of the Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Caza Gold Corp., Aztec Metals Corp., or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities. The Wilson Contract was for an initial period of one year, with automatic renewal on its anniversary date for additional one year terms and contained provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Wilson Contract also contained confidentiality provisions of indefinite application. The Wilson Contract provided that, upon termination without cause, Mr. Wilson would be entitled to receive approximately CAD$90,000 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and that any outstanding stock options would remain in good standing for 30 days. The Wilson Contract provided that Mr. Wilson’s base remuneration is CAD$90,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Caza Gold Corp. Mr. Wilson’s remuneration was allocated between Canarc and Caza Gold Corp. On March 31, 2014, Canarc and Mr. Wilson entered into a Settlement Agreement and General Release whereby Mr. Wilson received a final settlement and severance of CAD$90,000 upon his retirement as Vice-President of Investor Relations for Canarc effective April 30, 2014.

Catalin Chiloflischi, Chief Executive Officer

On January 10, 2014, an Executive Employment Agreement between the Company and Mr. Catalin Chiloflischi was signed in respect of Mr. Chiloflischi’s capacity as Chief Executive Officer for the Company. The Employment Agreement provides that Mr. Chiloflischi’s base remuneration is CAD$150,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of the Company.

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DIRECTOR COMPENSATION

Director Compensation Table

Each director of the Company earns a quarterly director’s fee of $2,000.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2013 is:

Name(1)	Fees earned ($) (2)	Share-based Awards ($)		Option-based awards ($) (3)		Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(4) ($)	Total ($)
		No. of Shares or Units of Shares	Value based on Grant Date Fair Value	No. of Securities Underlying Options	Value based on Grant Date Fair Value
Leonard Harris	$8,000	Nil	Nil	200,000	$12,656	Nil	Nil	Nil	$20,656
William Price (5)	$3,868	Nil	Nil	Nil	$Nil	Nil	Nil	Nil	$3,868
Bruce Bried	$8,000	Nil	Nil	200,000	$12,656	Nil	Nil	Nil	$20,656
Martin Burian (6)	$1,326	Nil	Nil	Nil	$Nil	Nil	Nil	Nil	$1,326

Notes:

(1)	Does not include disclosure for a director who is also an NEO unless compensation has not previously been fully disclosed herein.
(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees. Directors’ fees have been accrued.
(3)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.
(4)	Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly.
(5)	William Price did not stand for re-election at the Annual General Meeting to be held on June 25, 2013.
(6)	Martin Burian was nominated to the Board of Directors effective November 1, 2013.

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2013, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

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	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Leonard Harris	80,000 140,000 125,000 200,000	$0.10 $0.135 $0.145 $0.08	Sept. 8/15 Jul. 6/16 Jun. 18/17 Jun. 26/18	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Bruce Bried	40,000 175,000 125,000 200,000	$0.10 $0.135 $0.145 $0.08	Sept. 8/15 Jul. 6/16 Jun. 18/17 Jun. 26/18	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Martin Burian	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.

The following table sets out all incentive plan awards (value vested or earned) during the year ended December 31, 2013, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards		Share-based awards		Non-equity incentive plan compensation – Value earned during the year ($)
	No. of Securities Underlying Options Vested	Value vested during the year(1) ($)	No. of Shares or Units of Shares Vested	Value vested during the year(2) ($)
Leonard Harris	150,000	$175	N/A	N/A	Nil
William Price (3)	35,000	$175	N/A	N/A	Nil
Bruce Bried	150,000	$175	N/A	N/A	Nil
Martin Burian (4)	Nil	Nil	N/A	N/A	Nil
(1)	Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date
(2)	Aggregate dollar value realized upon vesting of share-based awards
(3)	William Price did not stand for re-election at the Annual General Meeting held on June 25, 2013
(4)	Martin Burian joined the Board of Directors on November 1, 2013.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company currently has in place is the Company’s Incentive Stock Option Plan (the “Plan”) which was created by the Company in May, 2006 and initially approved The Company’s Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by a committee of the board of directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 18,888,434 Common Shares, being 12.39% of the Company’s current issued and outstanding share capital (152,436,305 shares as of May 29, 2014).

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The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers, key employees, and consultants and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers, key employees, and consultants to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

As at May 29, 2014, incentive stock options to purchase up to a total of 7,615,000 common shares are outstanding (5.0% of the Company’s current issued and outstanding share capital of 152,436,305). As at May 29, 2014, there were available for granting a total of 11,273,434 incentive stock options (approximately 7.4% of the Company’s current issued and outstanding share capital).

Some of the more material attributes of the Company’s Plan are as follows:

•	The Plan complies with the rules set forth for such plans by TSX Toronto Stock Exchange (the “Exchange”) and provides for the issuance of Options to directors, executive officers, employees, and consultants of the Company and its subsidiaries to purchase common shares of the Company. The Options are issued at the discretion of the Compensation Committee made up of the independent members of the Board of Directors (the “Committee”);
•	The number of shares reserved for issuance pursuant to Options granted to insiders under the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received);
•	The issuance to insiders, within any 12 month period, of Common Shares pursuant to the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received);
•	In no event shall the aggregate number of shares reserved for issuance pursuant to Options granted to any one Optionee exceed 5% of the Outstanding Issued (unless disinterested shareholder approval has been received);
•	The price per share (the “Market Price”) at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the Exchange during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the hi/low average trading price on the Exchange for the Shares for the five trading days immediately preceding the date on which the Option is granted;
•	The Company presently does not have a share purchase plan, however, under the Plan, an Optionee may, as has been previously determined by the Board on a case by case basis, have the right (the “Right”) when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price;

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•	Options granted may have a vesting period as required by the Board on a case by case basis;
•	Options may be exercisable during a period not exceeding ten years, or such lesser period as may be determined by the Board;
•	An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and Exchange policies. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries;
•	An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee;
•	In the event of the death of an Optionee, Options held by such Optionee may be exercised until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death, after which the Options terminate;
•	The Plan requires shareholder approval for any amendment to increase the fixed number of shares issuable under the Plan;
•	Disinterested shareholder approval shall be required for the reduction in the exercise price per share of Options previously granted to Insiders;
•	Pursuant to the Plan, Options shall be granted pursuant to an Option agreement in a form that complies with the rules and policies of the Exchange, which provides, in addition to other matters, that all Options granted shall be non-assignable and no financial assistance will be provided with respect to the exercise of Options; and
•	The Board may alter, suspend or discontinue the Plan as it deems appropriate, subject to obtaining shareholder approval to any increase in the aggregate number of shares subject to option under the Plan or a price reduction of an Option held by insiders.

Reference is made to the section captioned “Election of Directors” for further details with respect to the present positions of the Company’s directors and the number of shares held in the Company.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2013.

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Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Securityholders	8,325,000 options	$0.11	10,563,434*
Equity compensation plans not approved by Securityholders	Nil	Nil	Nil
Total	8,325,000 options	$0.11	10,563,434*

* As at December 31, 2013. This figure is approximate as the actual number of options available depends on many factors, including the number of options exercised and the number of options cancelled or expired since the date of shareholder approval of the Plan.

Audit Committee

The Company’s audit committee is currently comprised of three independent directors, Bruce Bried, Leonard Harris and Martin Burian. William Price, a former audit committee member, retired as a director during the most recently completed financial year, i.e. on June 25, 2013. All members of the Audit Committee are financially literate. The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors’ qualifications and independence. In this regard the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee has the following duties and responsibilities: (a) assisting the Board in fulfilling its responsibilities relating to the Company’s accounting and reporting practices; (b) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (c) reviewing and approving unaudited interim financial statements of the Company; (d) reviewing and approving the Company’s MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information; (e) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company’s independent auditors; (f) recommending to the Board the compensation to be paid to the independent auditors; (g) reviewing the audit engagement and scope of audits to be conducted by the Company’s independent auditors; (h) monitoring and evaluating the independence and performance of the Company’s independent auditors; (i) overseeing the work of the Company’s independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting; (j) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (k) in consultation with management and the independent auditors, reviewing the integrity, adequacy and timeliness of the Company’s financial reporting and internal control structure; (l) monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and disclosure; (m) discussing with management and the independent auditor the adequacy and effectiveness of the Company’s financial accounting systems and internal control procedures; (n) reviewing and approving the appointment of the Company’s chief financial officer and key financial executives; (o) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it. The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company. The Audit Committee also has oversight responsibility for the Company’s internal audit group and function, and reviews and assesses internal audit findings. Additional information relating to the Audit Committee is contained in the Company’s Annual Information Form for the year ended December 31, 2012 as filed on SEDAR on March 27, 2013 (see www.sedar.com).

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Statement of Corporate Governance Practices

The Company is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators effective June 30, 2005 and amended March 17, 2008.

The Board of Directors

The Board currently consists of four directors, of which three directors (Leonard Harris, Martin Burian and Bruce Bried) are currently “independent” in the context of the Policy. Bradford J. Cooke is not independent because he was the CEO of the Company until his resignation on January 13, 2014 but remains the Company’s Chairman and a director. Accordingly, a majority of the board of directors is independent.

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers

Bradford Cooke	Endeavour Silver Corp.

Leonard Harris	Coronet Metals Inc.
Cardero Resource Corp.
Solitario Exploration & Royalty Corp.
Standard Tolling Corp.
Abzu Gold Ltd.
Wealth Minerals Ltd.

Bruce Bried	International Montoro Resources Inc.

Martin Burian	Tinkerine Studios Ltd.
Cap-Ex Iron Ore Ltd.
Alberta Star Development Corp.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

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Bradford J. Cooke is the Chair of the board of directors of the Company. Martin Burian, an independent director, was appointed the Lead Director of the Board with the mandate to ensure that the Board’s Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result from potential conflicts from his status as a non-independent Board member given that Mr. Cooke, as Chairman, was the Chief Executive Officer until his resignation on January 13, 2014.

Since January 1, 2013, the Company has held six (6) Board meetings. The attendance record of the directors at the board meetings held during the financial year ended December 31, 2013 is as follows:

Name of Director	Attendance at Board Meetings
Bradford J. Cooke	6 of 6 meetings
Leonard Harris	6 of 6 meetings
William Price*	2 of 6 meetings
Bruce Bried	6 of 6 meetings
Martin Burian**	1 of 6 meetings

*William Price retired as a director effective June 25, 2013.

**Martin Burian was appointed to the board on November 1, 2013.

The board of directors of the Company has not adopted a written code for the directors, officers and employees.

Board Mandate

The Company does not have a written Board Mandate. The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

  the strategic planning process of the Company;
  identification and management of the principal risks associated with the business of the Company;
  planning for succession of management;
  the Company's policies regarding communications with its shareholders and others; and
  the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The Chairman and CEO is a member of the Board, giving the Board direct access to information in his areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

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Position Descriptions

The Board of directors has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Company has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR in the Company’s AIF as filed on SEDAR on March 21, 2014.

Nomination of Directors

The Board has neither a formal policy for identifying new candidates for Board nomination nor a permanent nominating committee. If and when the Board determines that its size should be increased or if a director needs to be replaced, a nomination committee comprised entirely of independent directors will be established. The terms of reference of such a committee will be determined when it is created, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors.

Compensation

Taking into account the Company’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

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Report on Executive Compensation

The Company’s compensation program is based on a pay-for-performance philosophy. The compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Company, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the named executive officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, if any, and a longer-term incentive in the form of stock options. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

The Board meets as required, but at least quarterly. The Board reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Company’s CEO prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO’s recommendations for base salaries for the senior executive officers, including the CEO, the President and the CFO, are then submitted for approval by the Board.

Bonus

The Board annually evaluates performance and may allocate an amount for payment of bonuses to executive officers and senior management. The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The CEO prepares recommendations for the Board with respect to any bonuses to be paid to the executive officers and to senior management.

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Stock Options

The Incentive Stock Option Plan (the “Plan”) is administered by the Board. The Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Board considers stock option grants when reviewing executive officer compensation packages as a whole.

Directors’ and Officers’ Liability Insurance

The Company has the benefit of insurance policies for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Company. The approximate amount of the premiums charged in respect of the policy on account of directors’ and officers’ liability, which came into force in the fall of 2004, was US$25,000 per annum. Chartis Insurance Company of Canada has provided coverage since the fall of 2007. The policy has a CAD$1,000,000 limit of liability, retentions ranging from CAD$nil to CAD$50,000, and a policy period from January 1, 2013 to January 1, 2014 for a premium of CAD$16,500. The insurance was renewed for a term from January 1, 2014 to January 1, 2015 for a premium of CAD$14,000.

Other Board Committees

Aside from the Audit Committee which has previously been established, the Board has established committees for Compensation and Nomination and Technical, Environmental, Social and Safety in 2011 comprised of the following Board members and their respective mandates:

Committee	Members	Mandate
Nomination	Leonard Harris (Chairman)	The function of the Nominating Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board of Directors, and to oversee management continuity planning processes.
Bruce Bried
Compensation	Bruce Bried (Chairman)	The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to the Company’s strategy, policies and programs on the compensation and development of senior management and directors.
Martin Burian
Technical, Environmental, Social, Safety	Bruce Bried	The Technical, Environmental, Social and Safety Committee shall advise and make recommendations in its oversight role with respect to technical, environmental, social and safety issues affecting the Company and its advanced mineral exploration projects.

The Board has also a Disclosure Committee comprised of the following management persons and its mandate:

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Members	Mandate
Chief Executive Officer or President, and

A Disclosure Policy Committee oversees corporate disclosure practices and ensures implementation and adherence to this policy. The Disclosure Policy Committee's responsibilities include:

•                     maintaining an awareness and understanding of governing disclosure rules and guidelines, including any new or pending developments;

•                     developing and implementing procedures to regularly review;

•                     update and correct corporate disclosure information, including information on the Internet website;

•                     bringing this policy to the attention of directors, management and staff;

•                     monitoring compliance with this policy and undertaking reviews of any violations, including assessment and implementation of appropriate consequences and remedial actions;

•                     reviewing this policy and updating as necessary and appropriate to ensure compliance with prevailing rules and guidelines; and

•                     ascertaining whether corporate developments constitute material information and, if so, ensuring compliance with the procedures outlined in this policy.

Vice-President or Manager of Investor Relations

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors. Each director has extensive public company experience and is familiar with what is required of him. Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

FINANCIAL STATEMENTS, DIRECTORS’ REPORT, MANAGEMENT’S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

Current financial information relating to CCM may be found on SEDAR at www.sedar.com. A securityholder may contact CCM to request copies of CCM’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in CCM’s comparative financial statements and MD&A for its most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of CCM or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to CCM (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of CCM or any of its subsidiaries.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the fiscal year ended December 31, 2013, the Company had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as may be disclosed elsewhere herein, general and administrative costs during 2013, 2012 and 2011 include:

				Net balance receivable (payable)
($000s)	Years ended December 31,			as at December 31,
	2013	2012	2011	2013	2012

Key management compensation:
Executive salaries and remuneration (1)	$ 428	$ 592	$ 473	$ (222)	$ -
Directors fees	29	35	40	(201)	(185)
Share-based payments	76	89	212	-	-
	$ 533	$ 716	$ 725	$ (423)	$ (185)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 67	$ 82	$ 72	$ (158)	$ (107)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	59	36	55	(108)	(11)

Write-down of long-term investments (4)	91	-	-	-	-

Write-off of receivables (5)	54	-	-	-	-

(1)           Includes key management compensation which is included in mineral property interests.

(2)           Includes legal fees which are included in share issuance expenses.

(3)	The company(ies) include Aztec, BYG Ventures Ltd. (“BYG”) and Endeavour Silver Corp. which share certain common director(s), and Caza Gold Corp. which shared a common director until December 17, 2013.

(4)           Canarc wrote-down its investment in Aztec to a nominal value of CAD$100.

(5)           Canarc wrote-off receivables from Aztec and BYG in 2013.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Canarc shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to Canarc are on a full cost recovery basis. Any balances due to related parties are payable on demand.

In May 2009, Canarc received $53,490 in demand loans from certain directors and an officer of Canarc. The loans were repayable on demand and bore an interest rate of 9% per annum, which was increased to 12% effective September 1, 2010, and were previously secured by Canarc’s shareholdings in Caza Gold Corp. (“Caza”), a company with one common director at that time, at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.

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In fiscal 2012, Canarc arranged demand loans of $358,000 from certain directors and an officer of Canarc, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In 2012, Canarc repaid all principal, bonus and interest in full settlement of outstanding demand loans.

In fiscal 2013, Canarc received demand loans of $126,000 from two directors of Canarc, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, Canarc repaid all principal and interest in full settlement of outstanding demand loans.

In each case the transactions described above were, in the Company’s view, completed on terms no less favourable to the Company than if they had been entered into with unaffiliated parties.

The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c)	any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and
(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of CCM which are to any substantial degree performed by a person other than a director or executive officer of CCM.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Confirmation and Approval of Advance Notice Policy

Pursuant to the advance notice policy (the “Advance Notice Policy”) of the Company adopted by the board of directors on June 25, 2013, which Advance Notice Policy is discussed in further detail below, any additional director nominations for the Meeting must have been received by the Company in compliance with the Advance Notice Policy no later than the close of business on May 18, 2014. As no such nominations were received by the Company prior to such date, management’s nominees for election as directors set forth herein under the heading “Election of Directors” shall be the only nominees eligible to stand for election at the Meeting.

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Background

On June 25, 2013, the board of directors of the Company adopted the Advance Notice Policy with immediate effect, a copy of which is attached to this Information Circular as Schedule “A”. In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth more fully below.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule “A”.

The terms of the Advance Notice Policy are summarized below:

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

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The board of directors of the Company may, in its sole discretion, waive any requirement of the Advance Notice Policy. Amendments are allowed to be made by the Board to adopt such laws, regulations, forms, rules or policies as required or recommended or allowed by securities regulatory agencies or stock exchanges, or as otherwise determined by the Board to meet or exceed industry standards.

Confirmation and Approval of Advance Notice Policy by Shareholders

The Advance Notice Policy was approved at the June 25, 2013 Annual General Meetingand was adopted and approved by the board of directors after further deliberation on June 25, 2013. The Advance Notice Policy is subject to an annual review by the board of directors of the Company, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If the Advance Notice Policy is not approved at the Meeting, the board of directors retains the right to resubmit it for approval at the next upcoming Annual General Meeting, or an earlier shareholder meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1. The Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Information Circular dated May 29, 2014 be and is hereby ratified, confirmed and approved;
2. The board of directors of the Company be authorized in its absolute discretion confirm the adoption and approval of the Advance Notice Policy and administer the same, apply for all necessary regulatory or Exchange approvals, and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and
3. Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.

The Company’s board of directors recommends a vote “FOR” the confirmation and approval of the Advance Notice Policy Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the confirmation and approval of the Advance Notice Policy Resolution.

Shareholder Rights Plan

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve and ratify a Shareholder Rights Plan Agreement as summarized below under the heading "Summary of Shareholder Rights Plan Agreement". At the meeting, shareholders will be asked to adopt a resolution confirming the Shareholder Rights Plan. The Shareholder Rights Plan was initially approved at the Company’s May 31, 2005 Annual and Extraordinary General Meeting and ratified at the Company’s April 29, 2008 and June 7, 2011 Annual General Meetings. The text of the resolution is set out below.

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Purpose of the Shareholder Rights Plan

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of the Company. It is not intended to deter take-over bids. Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain. After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur. As with most public companies, control of the Company can probably be secured through the ownership of much less than 50% of the shares. Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders. Such acquisition of control would probably be an effective deterrent to other potential offerors. The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction. Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. A take-over bid can be completed in a time period as short as 35 days. This is too short a time period to ensure that the directors can develop other competing alternatives. The Shareholder Rights Plan is intended to provide time to shareholders to properly assess any take-over bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan.

General

The rights will be issued pursuant to a shareholder rights plan agreement dated and effective April 30, 2005, between the Company and Computershare Trust Company of Canada as the rights agent. Each right will entitle the holder to purchase from the Company one Common Share at the exercise price of $50.00 Cdn. per share, subject to adjustments, at any time after the separation time (defined below). However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

Trading of Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for Common Shares and the rights will be transferred with, and only with, the Common Shares. As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of Common Shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Separation Time and Acquiring Person

The rights will separate and trade apart from the Common Shares and become exercisable at the separation time. "Separation time" generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

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Flip-in Event

A "flip-in event" will, in general terms, occur when a person becomes an acquiring person. Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two-times the exercise price. However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void. The term "beneficial ownership" is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert. There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan. In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a) It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.

(b) No voting shares can be taken up and paid for before the close of business on the “Permitted Bid Expiry Date”, as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c) Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d) If the condition described in (b) above is met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing permitted bids will occur on the same date.

Permitted Bid Expiry Date

The Permitted Bid provisions require that for a Take-Over to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date. The “Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

Exchange Option

Under certain circumstances, the board of directors of the Company can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Company in lieu of Common Shares. The board of directors of the Company can also determine to issue in exchange for the rights, but without payment of the exercise price, Common Shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

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Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company takes certain actions involving the Company's share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The board of directors may waive the application of the Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the board of directors, reduced its beneficial ownership of shares such that it is no longer an acquiring person. The board of directors may also, until a flip-in event has occurred, waive the application of the Shareholder Rights Plan to any particular flip-in event, but in that event, the board of directors shall be deemed to have waived the application of the Shareholder Rights Plan to any other flip-in event which may arise under any take-over bid then in effect.

Amendments

The board of directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the shareholders of the Company or, after the separation time, to the holders of the rights for confirmation.

Other amendments can only be made with the approval of the shareholders of the Company or, after the separation time, the holders of the rights. Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of the TSX Toronto Stock Exchange.

Term

The Shareholder Rights Plan has a term of 10 years. Shareholder ratification was obtained following the third and sixth anniversary of the effective date of the Shareholder Rights Plan and shareholder ratification following the ninth anniversary of the effective date of the Shareholder Rights Plan is being sought at the meeting of the shareholders to be held on June 26, 2014.

The text of the ordinary resolution for which shareholder approval is being sought, in substantially the form to be presented to the shareholders, subject to such changes not affecting the general intent of the said resolution as may be required by the regulatory authorities or by counsel for the Company, is as follows:

"BE IT RESOLVED, with or without amendment, as an ordinary resolution, that the Shareholder Rights Plan Agreement, dated for reference April 30, 2005, between the Company and Computershare Trust Company of Canada, as described in the Information Circular of the Company dated as at May 29, 2014, be and it is hereby ratified and confirmed."

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A copy of the Shareholder Rights Plan Agreement will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 26, 2014, being the date of the Meeting, and at the Meeting.

Approval of Shares for Debt Issuance

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve and ratify the payment of certain accrued director fees, as further described below, by way of the issuance of shares of the Company (being the proposed “ Shares for Debt Issuance”). At the Meeting, shareholders will be asked to adopt a resolution confirming the Shares for Debt Issuance. The text of the resolution is also set out below.

Background and Purpose of the Shares for Debt Issuance

The purpose of the Shares for Debt Issuance is to settle accrued debt with certain directors and past directors through the issuance of shares of the Company based on the current market price of the Company’s shares. The debt is for quarterly director fees of $2,000 per quarter, which have been accruing since May 2008. These fees, initially approved in 2004, had been paid in cash until that time. The payment was deferred in 2008 in an effort by the Board to preserve the Company's cash. The quarterly director fees are within normal industry standards, and have been fully disclosed in the audited and quarterly financial statements of the Company and elsewhere.  Management believes that it is in the interest of the Company to approve the Shares for Debt Issuance to not only reimburse the directors for these services and to improve the financial accounts of the Company, but to promote a greater alignment of interests between the directors of the Company and its shareholders.  The Shares for Debt Issuance to go to the retired directors would not only settle that current debt, but would be a small token of appreciation of the Company for the years of dedicated service that those directors provided.

Below is a chart setting out the proposed settlement:

Name	Accrued Debt $	No. of Shares **
Derek Bullock *	$33,444	477,800
William Price *	$41,868	598,100
Leonard Harris	$48,000	685,700
Bruce Bried	$46,659	666,600
Martin Burian	$1,326	18,900
Bradford Cooke	$48,000	685,700
TOTAL	$219,297.00	3,132,800***

* retired

** based on a conversion price of $0.07 per share, being the five day weighted price as of May 23, 2014, and rounded up or down to nearest 100.

*** The total amount of the proposed shares equals approximately 2.1% of the current issued and outstanding share capital of the Company.

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Amendments

The board of directors may reduce the total amount of the proposed Shares for Debt Issuance should any of the directors shown not agree to settle some or all of their debt through the issuance of shares.

Confirmation and Approval of Shares for Debt Issuance by Disinterested Shareholders by way of Ordinary Resolution

It is the policy of the Exchange that, as the debt arose in relation to insider compensation, the proposed Shares for Debt Issuance is a security based compensation arrangement, and is therefore subject to the approval of the disinterested shareholders of the Company. The approval of the shareholders is therefore requested herein with respect to the proposed Shares for Debt Issuance. If the Shares for Debt Issuance is approved at the Meeting, in order to come in to effect, the Shares for Debt Issuance must then be approved by the board of directors after further deliberation and then submitted to the Exchange further to its policies and requirements. If the Shares for Debt Issuance is not approved at the Meeting, the board of directors retains the right to resubmit it for approval at the next shareholder General Meeting, or to seek Exchange approval without such approval.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Shares for Debt Issuance Resolution”) of disinterested shareholders:

“BE IT RESOLVED, as an ordinary resolution of the disinterested shareholders of the Company, that:

1.The Shares for Debt Issuance to current and past directors, being a total of up to a maximum of 3,132,800 shares (at a deemed price of $0.07 per share) is hereby approved, subject to the further approval of the Board, the debt holders and the Exchange, all as may be further required; and
2. Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.

The Company’s board of directors recommends a vote “FOR” the confirmation and approval of the Shares for Debt Issuance Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the confirmation and approval of the Shares for Debt Issuance Resolution.

CURRENT INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE PROPOSED SHARES FOR DEBT ISSUANCE, AND THEIR RESPECTIVE ASSOCIATES WILL ABSTAIN FROM VOTING ON THE FOREGOING TRANSACTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDERS OF THE COMPANY IS THEREFORE SOUGHT. RETIRED DIRECTORS ARE, FOR THE PURPOSES OF THIS RESOLUTION, DISINTERESTED SHAREHOLDERS AS THEY ARE NO LONGER INSIDERS OF THE COMPANY AND WILL BE ALLOWED TO VOTE THEIR SHARES.

As a result, at the Meeting, the votes attaching to the 7,278,906 shares (4.8% of the current issued and outstanding share capital) held by current relevant insiders and their associates will not be counted.

A copy of the Shares for Debt Issuance Agreement will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 26, 2014, being the date of the Meeting, and at the Meeting.

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It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information concerning CCM is available on SEDAR at www.sedar.com.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of CCM and to the appropriate governmental agencies, have been approved in substance by the directors of CCM pursuant to resolutions passed as of May 29, 2014.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

                                                                           BY ORDER OF THE BOARD
                                                                           Canarc Resource Corp.

                                                                           “Catalin Chiloflischi”

                                                                           Catalin Chiloflischi, Chief Executive Officer

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Schedule “A”

Schedule “A” to the Information Circular of

Canarc Resource Corp. (the "Corporation")

ADVANCE NOTICE POLICY

(Adopted by the Board of Directors on June 25, 2013, subject to shareholder and Exchange approval)

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Corporation that this Policy is in the best interests of the Corporation, its shareholders and other stakeholders. This policy will be subject to, if and as determined by the Board, an annual review.

DIRECTOR NOMINATIONS

1.	Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:
a.	by or at the direction of the Board, including pursuant to a notice of meeting;
b.	by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with the British Columbia Business Corporations Act (the “Act”), or a requisition of the shareholders made in accordance with the provisions of the Act; or
c.	by any person (a “Nominating Shareholder”) who meets the following requirements:

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(A)	is, at the close of business on the date of the giving by the Nominating Shareholder of the Notice (as defined in paragraph 3 below) and is also at the close of business on the record date for Notice of such meeting, entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and
(B)	complies with the Notice procedures set forth below in paragraphs 2, 3, 4 and 7 of this Policy.

2.	In addition to any other requirements under applicable laws, for a nomination to be validly made by a Nominating Shareholder (a “Nomination"), the Nominating Shareholder must have given Notice that:
a.	meets the requirements of paragraph 3;
b.	is timely and delivered in accordance with paragraph 4; and
c.	is delivered in accordance with paragraph 7.

3.	To be in proper written form, a Nominating Shareholder’s notice (the “Notice”) must set forth:
a.	The effective date of the information in the Notice, which date shall be within 10 calendar days of the date of delivery of the Notice to the Corporation;
b.	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(A)            the name, age, business address and residential address of the person;

(B)            the principal occupation or employment of the person for the 5 year period preceding the effective date of the Notice;

(C)            the citizenship of such person;

(D)            the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and also as of the date of such Notice;

(E)             the amount and material terms of any other securities, including any options, warrants or convertible securities, in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and also as of the date of such Notice;

(F)             a personal information form in the form prescribed by the principal stock exchange on which the shares of the Corporation then trade; and

(G)            any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

c.	as to the Nominating Shareholder giving the Notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

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The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

4.	To be timely, a Nominating Shareholder’s Notice must be delivered:
a.	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, Notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and
b.	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s Notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such Notice.

5.	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a Nomination was made in accordance with this Policy and, if any proposed Nomination is not in compliance with this Policy, to declare that such defective Nomination shall be disregarded.

6.	For purposes of this Policy:
a.	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and
b.	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

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7.	Notwithstanding any other provision of this Policy, Notice given to the Secretary of the Corporation pursuant to this Policy may only be given by personal delivery or facsimile transmission as follows:

TO: Canarc Resource Corp. Attention: P.Yee 301-700 West Pender, Vancouver, BC V6C 1G8 Fax No. 604 685-9744	With a Copy to: Vector Corporate Finance Lawyers Att: S. Lockwood 1040- 999 West Hastings Street Vancouver, B.C. V6C 2W2 Fax No. 604 683-2643

Any Notice shall be deemed to have been given and made only at the time it is served by personal delivery or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy. This Policy may be amended by the Board to adopt such laws, regulations, forms, rules or policies as required or recommended or allowed by securities regulatory agencies or stock exchanges, or as otherwise determined by the Board so as to meet or exceed industry standards.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on the date first set out above (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.